

September 16, 2013

Via E-mail
Nicholas N. Carter
Chief Executive Officer
Arabian American Development Company
1650 Hwy 6 S
Suite 190
Sugar Land, TX 77478

> **Re: Arabian American Development Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013, as amended on June 26, 2013 and August 30, 2013**
> **File No. 001-33926**

Dear Mr. Carter:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012, as amended June 26, 2013

Dependence on a limited number of customers could adversely impact profitability, page 8

1.   We note your risk factor here and later disclosure that "[f]or the year ended December 31, 2012, two customers accounted for 13.2% and 12.1% of [your] total product sales." In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the names of these customers and their relationship to you or explain to us why you believe this information is not required. We note your statement that "[t]he total loss of either of these two customers could adversely affect [y]our ability to market products on a competitive basis and generate a profit."

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director